The Trust adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 2000, amounts have been reclassified to reflect a decrease in paid-in capital of $4,688,940, a decrease in undistributed net investment income of $439,604, and a decrease in accumulated net realized loss on investments of $5,128,544. Net assets of the Trust were unaffected by the reclassifications. As noted in the Statement of Changes in Net Assets, the Trust realized a tax return of capital of $4,688,650.